Robert R. Kaplan, Jr. Direct Dial: 804.823.4055 Direct Fax: 804.823.4099 rkaplan@kv-legal.com

November 12, 2020

VIA EDGAR AND FEDEX OVERNIGHT

Susan Block
Dietrich King
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Lighthouse Life Capital, LLC
Draft Offering Statement on Form 1-A Submitted September 25, 2020
CIK No. 0001824921

Dear Ms. Block and Mr. King:

This letter is submitted on behalf of Lighthouse Life Capital, LLC, a Delaware corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated October 22, 2020 with respect to the Issuer’s Draft Offering Statement on Form 1-A filed with the Commission on September 25, 2020 (the
Offering Statement”). This letter is being submitted contemporaneously with the filing of the Amendment of the Offering Statement (the “Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Offering Statement.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of the Amendment to the Offering Statement, along with two redlines marked against the Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of the Amendment to the Offering Statement.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Ms. Susan Block
Mr. Dietrich King
U.S. Securities and Exchange Commission
[               ] 2020

Offering Circular Summary, page 2

1.
We note disclosure on page 5 that the bonds renew automatically upon maturity unless redeemed. We further note, however, that this automatic renewal feature is not disclosed in the section of the offering statement describing the bonds that begins on page 40. Please revise your disclosure to clarify whether the bonds are subject to automatic renewal.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 40 of the Amendment.

Risk Factors Risks Related to the Bonds and to this Offering, page 10

2.
Please add new risk factors to disclose the risks to investors posed by each of (1) the 10% redemption limit and (2) the financial penalties imposed for early redemption.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 11 of the Amendment.

Some significant restructuring transactions that may adversely affect Bondholders, page 10

3.
Please briefly explain the restructuring transactions that you reference here that may not qualify as a Repurchase Event so that investors may assess the risk.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 10 of the Amendment.

A determination that we are an unregistered investment company, page 18

4.
Please briefly expand the risk factor to discuss why you do not believe you are investment company under the Investment Company Act of 1940.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 18 of the Amendment. Additionally, the Issuer does not believe that the life insurance policies that it seeks to originate and acquire are considered securities under federal securities law. As a result, the Issuer believes that it is not an Investment Company under the Investment Company Act of 1940.

Ms. Susan Block
Mr. Dietrich King
U.S. Securities and Exchange Commission
[               ] 2020

Use of Proceeds, page 20

5.
Please expand to provide a breakdown of the amounts for the different uses of proceeds discussed here, such as marketing, advertising, personnel costs, and the purchase and ownership of life insurance policies. Please also provide a discussion of the use of proceeds if 25%, 50% or 75% of the maximum amount is raised.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 20 of the Amendment.

Plan of Distribution, page 21

6.
Please disclose, if true, that IAA is serving as the underwriter for the offering.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure throughout the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

7.
As neither you nor your predecessor, Lighthouse Life Solutions or LHL Solutions, have revenues from operations during both fiscal years since LHL Solutions inception on February 8, 2018, please revise to disclose a plan of operations for the 12 months following the commencement of your proposed offering. If such information is not available, the reasons for its unavailability must be stated. Refer to Item 9(c) of Part II of Form 1-A requirements.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 28 of the Amendment.

8.
We note your disclosure of the Merlion Trust "Right of First Refusal" arrangement on page 28, and related risk factor regarding it being the main source of your historic revenue on page 13. Please revise your disclosure to:
●
Further discuss if this is a known uncertainty, demand or commitment that is reasonably likely to have a material effect on your revenues, or would cause reported financial information not to be indicative of future results or financial condition;

●
Indicate whether the conclusion reached in the preceding bullet is changed by the amended and restated Merlion Trust letter agreement dated September 24, 2020; and

●
Provide the dollar value of death benefits sold to Merlion Trust through each balance sheet date presented in your filing and through the most recent practicable date given that this right of first refusal terminates after $250 million in death benefits is acquired.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 13 and 28 of the Amendment. Further, in response to the Staff’s comment in the second bullet above, the conclusion reached in the first bullet is not changed by the amended and restated Merlion Trust letter agreement dated September 24, 2020.

Ms. Susan Block
Mr. Dietrich King
U.S. Securities and Exchange Commission
[               ] 2020

Liquidity and Capital Resources Short-Term Liquidity, page 29

9.
Your disclose that you are currently funding your operations from financing and that your sole member has previously funded your operations using funds from third-party financings. Given that there are no apparent restrictions on the amount of distributions you can make to your sole members as disclosed in the first risk factor on page 11, please revise your disclosure to indicate the level of debt on the balance sheet at LHL Solutions, Inc. as of the most recent balance sheet date in your filing and the most recent practicable date.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 29 of the Amendment.

General Information About Our Company, page 30

10.
Based on the experience of your predecessor, please disclose what percentage of life insurance policies you expect to originate and what percentage you expect to acquire for ultimate purchase by third-party purchasers.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 31 of the Amendment.

11.
Please file your Letter Agreement with Merlion Trust as an exhibit or tell us why you believe it is not a material contract.

Issuer’s Response: In response to the Staff’s comment, the original Letter Agreement is superseded in its entirety by amended and restated Merlion Trust letter agreement dated September 24, 2020 and we do not believe the original agreement is material.

Security Ownership of Certain Beneficial Owners and Management, page 46

12.
Please revise to clarify what the various percentages in the beneficial ownership table are referring to.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 46 of the Amendment.

Ms. Susan Block
Mr. Dietrich King
U.S. Securities and Exchange Commission
[               ] 2020

Index to Financial Statements, page F-1

13.
You identify LHL Solutions as your predecessor throughout your filing. As you acquired this entity and its sister company, Lighthouse Life Direct LLC or LHL Direct, on the same date please revise your filing to identify the combined operations of these two entities as your predecessor company and provide the combined historical financial statements of these two entities in lieu of those provided for LHL Solutions. Otherwise, tell us why your determination is appropriate and reference for us the authoritative literature you rely upon to support your determination. In this regard, from disclosure in Note 1 on page F-6 about your combined net loss for the fiscal year ended September 30, 2019, it appears that the operations of LHL Direct are significant to your combined operations and the definition of predecessor entity in Rule 405 of Regulation C is very broad.

Issuer’s Response: The Company advises the Staff that it believes it has appropriately identified only Lighthouse Life Solutions, LLC (“LHL Solutions”) as the predecessor in its filing. At the 2015 AICPA Conference on Current SEC and PCAOB Developments, the SEC staff indicated factors for registrants to consider in determining the predecessor, including, but not limited to, (1) the order in which the entities are acquired, (2) the size of the entities, (3) the fair value of the entities, and (4) the ongoing management structure. The staff indicated that no one item is determinative on its own.

For point 1, normally the entity first controlled by the parent is determined to be the predecessor, but this point is not determinative since LHL Solutions and Lighthouse Life Direct, LLC (“LHL Direct”) were acquired at the same time. Of note though is that the identified predecessor, LHL Solutions, was formed on February 2, 2018 prior to LHL Direct on July 2, 2018.

For point 2, LHL Direct is an insignificant contributor to the combined operations for the year ended September 30, 2019. LHL Direct has no assets, borrowings or other commitments. It has no revenue and no employees. Nearly all the operating expenses of LHL Direct are allocations from LHL Strategies, Inc., the parent of LHL Capital, LLC (the filer). These allocations are similar in nature to those also allocated to LHL Solutions noted in its financial statements within the filing. LHL Direct has limited standalone activities with approximately $18,000 of advertising and customer acquisition costs for the year ending September 30, 2019. These costs represent less than 1% of the combined net loss on page F-6 of approximately $2.5 million for the year ended September 30, 2019. Based on this information, the Company believes that LHL Direct is insignificant in size compared to the combined entities.

For point 3, although the Company has not formally evaluated the relative fair value of LHL Solutions and LHL Direct, given the limited scope of standalone advertising expenses and no revenue for LHL Direct discussed in point 2 above, the Company believes the value of LHL Direct compared to the combined entities would be insignificant as of September 30, 2019.

Ms. Susan Block
Mr. Dietrich King
U.S. Securities and Exchange Commission
[               ] 2020

For point 4, as discussed in the filing, LHL Capital, LLC as well as LHL Solutions and LHL Direct have no employees, and all operations are performed by employees of LHL Strategies, Inc. for the combined entities. Although LHL Direct may increase in scope, the primary focus of the combined entity rests with the activities of LHL Solutions at this time.

The Company also considered the purpose of LHL Direct, which was created to disseminate advertising of life settlements and the services of LHL Solutions. Most advertising of life settlements today is disseminated via the Internet or other forms of mass media, which necessarily subjects such advertising to filing and review across multiple states. Because insurance is regulated by the states, this state-by-state regulatory regime over a licensee’s advertising impairs a licensee’s ability to disseminate its own advertising of life settlements or its services effectively and efficiently. State insurance laws and regulations, however, do permit dissemination of advertising of life settlements and the services of a licensee without prior submission to or approval by state insurance regulators, provided such advertising is disseminated by a non-licensed entity that is authorized by a licensee and subject to the licensee’s requisite “system of control” governing such advertising by the third-party. LHL Solutions is currently a licensee in 22 states, subjecting its own advertising of life settlements and its own services to the burdensome and disparate regulatory enforcement placed on licensees. LHL Direct was therefore created for a limited purpose to facilitate an efficient advertising platform for the combined entity, and the Company accordingly believes this insignificant role does not warrant LHL Direct to be considered part of the predecessor accounting as of September 30, 2019.

General

14.
We note you have checked the box in Item 3 to Form 1-A indicating "bad actor" disclosure is provided under Rule 262(d) in Part II of the offering statement. Please provide the disclosure in the offering circular relating to prior "bad actor" events.

Issuer’s Response: In response to the Staff’s comment, the box in Item 3 to Form 1-A indicating “bad actor” disclosure has been unchecked.

15.
Please add the signatures for the principal accounting officer and a majority of the board of directors. Please refer to the Instructions to Signatures on Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see the revised signature blocks of the Amendment.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Robert R. Kaplan, Jr.
Robert R. Kaplan, Jr.

cc:
T. Rhys James, Esq. (via electronic mail)